August 21, 2008

Donald K. Carroll, Chief Executive Officer
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

      RE: **Heelys, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed March 17, 2008
            File No. 1-33182

Dear Mr. Carroll:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            John Reynolds,
            Assistant Director